SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

           Information to be included in statements filed pursuant to Rule 13d-1(a) and amendments thereto filed pursuant to Rule 13d-2(a)

                                 Amendment No. 2

                            Time Warner Telecom Inc.
   ---------------------------------------------------------------------------
                                (Name of Issuer)


                 Class A Common Stock, Par Value $.01 Per Share
   ---------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    887319101
   ---------------------------------------------------------------------------
                                 (CUSIP Number)


                             Paul T. Cappuccio, Esq.
                  Executive Vice President and General Counsel

                                Time Warner Inc.
                             One Time Warner Center
                               New York, NY 10019
                                 (212) 484-8000
  ----------------------------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 29, 2006
            ---------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

                        (Continued on following page(s))

                                  SCHEDULE 13D

CUSIP No.          Class A Common Stock -- 887319101

----------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Time Warner Inc.
    IRS No. 13-4099534
----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[ ]
                                                      (b)[x] Joint Filing
----------------------------------------------------------------------------
3   SEC USE ONLY
----------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    00
----------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [x]
----------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
----------------------------------------------------------------------------
    NUMBER OF             7   SOLE VOTING POWER
    SHARES                    0
    BENEFICIALLY          --------------------------------------------------
    OWNED BY EACH         8   SHARED VOTING POWER
    REPORTING                 33,322,915     (Class B Common Stock) 1,2
    PERSON WITH           --------------------------------------------------
                          9   SOLE DISPOSITIVE POWER
                              0
                          --------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
                              33,322,915     (Class B Common Stock) 1
----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    33,322,915    (Class B Common Stock) 1
----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES 2                            [X]
----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    76.4%         (Class B Common Stock) 1 or
    30.8%         (Class A Common Stock)
----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    CO
----------------------------------------------------------------------------

(1) The Class B Common Stock of Time Warner Telecom Inc. (the "Company") is immediately convertible on a share-for-share basis into Time Warner Telecom Class A Common Stock. The percentage of Class B Common Stock is based on the number of shares of Class B Common Stock of Time Warner Telecom Inc. outstanding immediately after giving effect to the consummation of the sale of an aggregate of 22,310,000 shares of Class A Common Stock (which shares were previously held as

Class B Common Stock before their conversion in connection with such sale) by American Television and Communications Corporation, TW/TAE, Inc., Advance Telecom Holdings Corp. and the Samuel I. Newhouse Foundation, Inc. (collectively, the "Selling Stockholders") pursuant to an Underwriting Agreement, dated as of March 23, 2006 (the "Underwriting Agreement") among the Company, the Selling Stockholders and the underwriters listed in Schedule II thereto (the "Underwriters"), and the percentage of Class A Common Stock is based on the number of shares of Class A Common Stock of Time Warner Telecom Inc. outstanding on February 28, 2006 (as reported in the Company's Annual Report on Form 10-K for the year ended December 31, 2005 (the "Form 10-K")), adjusted to give effect to the conversion of Class B Common Stock to Class A Common Stock and the consummation of the sale of Class A Common Stock pursuant to the Underwriting Agreement described above, plus the remaining shares of Class B Common Stock of the Reporting Person that can be converted into Class A Common Stock.

(2) Solely as a result of a Stockholders' Agreement dated as of May 10, 1999 (the "Class B Stockholders' Agreement"), among Historic TW Inc. ("Historic TW") (a wholly owned subsidiary of Time Warner Inc. ("Time Warner")), Advance Telecom Holdings Corporation ("Advance") (by transfer from Advance/Newhouse Partnership) and Newhouse Telecom Holdings Corporation ("Newhouse") (by transfer from Advance/Newhouse Partnership), to vote their shares of Class B Common Stock in favor of each others' directors, Time Warner may be deemed the beneficial owner of 3,677,699 shares of Class B Common Stock owned by Advance and 6,626,044 shares of Class B Common Stock owned by Newhouse.

SCHEDULE 13D

CUSIP No.          Class A Common Stock -- 887319101

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Historic TW Inc.
     IRS No. 13-3527249
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)
                                                         (b)[x] Joint Filing
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     00
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                       [x]
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
---------------------------------------------------------------------------
     NUMBER OF            7   SOLE VOTING POWER
     SHARES                   0
     BENEFICIALLY         -------------------------------------------------
     OWNED BY EACH        8   SHARED VOTING POWER
     REPORTING                33,322,915    (Class B Common Stock) 1,2
     PERSON WITH          -------------------------------------------------
                          9   SOLE DISPOSITIVE POWER
                              0
                          -------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
                              33,322,915     (Class B Common Stock) 1
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     33,322,915    (Class B Common Stock) 1
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES 2                            [X]
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     76.4%         (Class B Common Stock) 1 or
     30.8%         (Class A Common Stock)
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
---------------------------------------------------------------------------


(1) The Class B Common Stock of Time Warner Telecom Inc. is immediately convertible on a share-for-share basis into Time Warner Telecom Class A Common Stock. The percentage of Class B Common Stock is based on the number of shares of Class B Common Stock of Time Warner Telecom Inc. outstanding immediately after the consummation of the sale of Class A Common Stock pursuant to the

Underwriting Agreement, and the percentage of Class A Common Stock is based on the number of shares of Class A Common Stock of Time Warner Telecom Inc. outstanding on February 28, 2006 (as reported in the Form 10-K), as adjusted to give effect to the conversion of Class B Common Stock to Class A Common Stock and the consummation of the sale of Class A Common Stock pursuant to the Underwriting Agreement, plus the remaining shares of Class B Common Stock of the Reporting Person that can be converted into Class A Common Stock.

(2) Solely as a result of the Class B Stockholders' Agreement, Time Warner may be deemed the beneficial owner of 3,677,699 shares of Class B Common Stock owned by Advance and 6,626,044 shares of Class B Common Stock owned by Newhouse.

                                  SCHEDULE 13D

CUSIP No.      Class A Common Stock -- 887319101

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Time Warner Companies, Inc.
     IRS No. 13-1388520
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)
                                                         (b)[x] Joint Filing
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     00
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                       [x]
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
---------------------------------------------------------------------------
     NUMBER OF            7   SOLE VOTING POWER
     SHARES                   0
     BENEFICIALLY         -------------------------------------------------
     OWNED BY EACH        8   SHARED VOTING POWER
     REPORTING                3,367,609           (Class B Common Stock) 1
     PERSON WITH          -------------------------------------------------
                          9   SOLE DISPOSITIVE POWER
                              0
                          -------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
                              3,367,609           (Class B Common Stock) 1
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,367,609          (Class B Common Stock) 1
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                            [X]
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.7%         (Class B Common Stock) 1 or
     4.3%         (Class A Common Stock)
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
---------------------------------------------------------------------------

(1) The Class B Common Stock of Time Warner Telecom Inc. is immediately convertible on a share-for-share basis into Time Warner Telecom Class A Common Stock. The percentage of Class B Common Stock is based on the number of shares of Class B Common Stock of Time Warner Telecom Inc. outstanding immediately after the consummation of the sale of Class A Common Stock pursuant to the

Underwriting Agreement, and the percentage of Class A Common Stock is based on the number of shares of Class A Common Stock of Time Warner Telecom Inc. outstanding on February 28, 2006 (as reported in the Form 10-K), adjusted to give effect to the conversion of Class B Common Stock to Class A Common Stock and the consummation of the sale of Class A Common Stock pursuant to the Underwriting Agreement, plus the remaining shares of Class B Common Stock of the Reporting Person that can be converted into Class A Common Stock.

                                  SCHEDULE 13D

CUSIP No.         Class A Common Stock -- 887319101

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Warner Communications Inc.
     I.R.S. No. 13-2696809
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)
                                                         (b) [x] Joint Filing
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     00
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                       [x]
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
---------------------------------------------------------------------------
     NUMBER OF            7   SOLE VOTING POWER
     SHARES                   0
     BENEFICIALLY         -------------------------------------------------
     OWNED BY EACH        8   SHARED VOTING POWER
     REPORTING                28,159,106          (Class B Common Stock) 1
     PERSON WITH          -------------------------------------------------
                          9   SOLE DISPOSITIVE POWER
                              0
                          -------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
                              28,159,106          (Class B Common Stock) 1
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     28,159,106          (Class B Common Stock) 1
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                            [X]
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     64.5%         (Class B Common Stock) 1 or
     27.4%         (Class A Common Stock)
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
---------------------------------------------------------------------------

(1) The Class B Common Stock of Time Warner Telecom Inc. is immediately convertible on a share-for-share basis into Time Warner Telecom Class A Common Stock. The percentage of Class B Common Stock is based on the number of shares of Class B Common Stock of Time Warner Telecom Inc. outstanding immediately after the consummation of the sale of Class A Common Stock pursuant to the Underwriting Agreement, and the percentage of Class A Common Stock is based on the number of shares of Class A Common Stock of Time Warner Telecom Inc. outstanding on February 28, 2006 (as reported in the Form 10-K), adjusted to give effect to the conversion of Class B Common Stock to Class A Common Stock and the consummation of the sale of Class A Common Stock pursuant to the Underwriting Agreement, plus the remaining shares of Class B Common Stock of the Reporting Person that can be converted into Class A Common Stock.

                                  SCHEDULE 13D

CUSIP No.          Class A Common Stock -- 887319101

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     TW/TAE, Inc.
     I.R.S. No. 13-3667918
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)
                                                         (b) [x] Joint Filing
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     00
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                       [x]
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
---------------------------------------------------------------------------
     NUMBER OF            7   SOLE VOTING POWER
     SHARES                   0
     BENEFICIALLY         -------------------------------------------------
     OWNED BY EACH        8   SHARED VOTING POWER
     REPORTING                1,796,200         (Class B Common Stock) 1
     PERSON WITH          -------------------------------------------------
                          9   SOLE DISPOSITIVE POWER
                              0
                          -------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
                              1,796,200        (Class B Common Stock) 1
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,796,200         (Class B Common Stock) 1
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                            [X]
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.1%         (Class B Common Stock) 1 or
     2.4%         (Class A Common Stock)
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
---------------------------------------------------------------------------

(1) The Class B Common Stock of Time Warner Telecom Inc. is immediately convertible on a share-for-share basis into Time Warner Telecom Class A Common Stock. The percentage of Class B Common Stock is based on the number of shares of Class B Common Stock of Time Warner Telecom Inc. outstanding immediately after the consummation of the sale of Class A Common Stock pursuant to the Underwriting Agreement, and the percentage of Class A Common Stock is based on the number of shares of Class A Common Stock of Time Warner Telecom Inc. outstanding on February 28, 2006 (as reported in the Form 10-K), adjusted to give effect to the conversion of the Class B Common Stock to Class A Common Stock and the consummation of the sale of Class A Common Stock pursuant to the Underwriting Agreement, plus the remaining shares of Class B Common Stock of the Reporting Person that can be converted into Class A Common Stock.

     Time Warner Inc., a Delaware corporation ("Time Warner"), and its wholly owned subsidiaries, Historic TW Inc., a Delaware corporation ("Historic TW"), Time Warner Companies, Inc., a Delaware corporation ("TWC"), Warner Communications Inc., a Delaware corporation ("WCI") and TW/TAE, Inc., a Delaware corporation ("TW/TAE") (collectively, the "Reporting Persons"), hereby file this Amendment No. 2 to their Statement on Schedule 13D (the "Statement") as required by Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the "Act"), relating to shares of Class B Common Stock, par value $.01 per share, (the "Class B Common Stock"), of Time Warner Telecom Inc. ("Time Warner Telecom"), of which Time Warner is the ultimate beneficial owner. Each share of Class B Common Stock is immediately convertible on a share-for-share basis into shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Time Warner Telecom. Pursuant to Rule 13d-1(k) under the Act and as provided in the Joint Filing Agreement filed as Exhibit 3 to the Statement, the Reporting Persons have agreed to file one statement with respect to their ownership of Class B Common Stock of Time Warner Telecom. This Amendment No. 2 to the joint Schedule 13D of the Reporting Persons is hereinafter referred to as the "Amendment."

     This Amendment is being filed as a result of the consummation of the sale of shares of Class A common stock, par value $0.01 per share ("Class A Common Stock") of Time Warner Telecom by American Television and Communications Corporation ("ATC"), TW/TAE, Advance Telecom Holdings Corp. ("Advance") and the Samuel I. Newhouse Foundation, Inc. ("Newhouse") (collectively, the "Selling Stockholders") pursuant to an Underwriting Agreement, dated as of March 23, 2006 (the "Underwriting Agreement") among the Company, the Selling Stockholders and the underwriters listed in Schedule II thereto (the "Underwriters"). The sale of Class A Common Stock was effected pursuant to a Registration Statement on Form S-3 filed by Time Warner Telecom on March 17, 2006 (SEC File No. 333-132504-02), as supplemented by a prospectus supplement filed March 24, 2006. In connection with the sale of such Class A Common Stock, ATC converted all 15,469,415 shares of Class B Common Stock then held by it into shares of Class A Common Stock that were sold to the Underwriters, TW/TAE converted 1,571,409 shares of Class B Common Stock then held by it into shares of Class A Common Stock that were sold to the Underwriters, and Advance and Newhouse together converted an aggregate of 5,269,176 shares of Class B Common Stock then held by them into shares of Class A Common Stock that were sold to the Underwriters.

     This Amendment amends and supplements in its entirety the Statement originally filed on January 23, 2001, and Amendment No. 1 thereto filed on March 23, 2006.

Item 1. Security and Issuer.

     The Statement relates to the Class A Common Stock and the Class B Common Stock of Time Warner Telecom. The address of the principal executive offices of Time Warner Telecom is 10475 Park Meadows Drive, Littleton, CO 80124.

Item 2. Identity and Background.

     The Statement is filed on behalf of Time Warner, Historic TW, TWC, WCI and TW/TAE (the "Reporting Persons").

     Time Warner has its principal executive offices at One Time Warner Center, New York, NY 10019. Time Warner is a leading media and entertainment company formed in connection with the merger of America Online, Inc. and Historic TW (formerly named Time Warner Inc.), which was consummated on January 11, 2001. Time Warner classifies its businesses into the following five reporting segments: AOL, consisting principally of interactive services; Cable, consisting principally of interests in cable systems providing video, high-speed data and Digital Phone services; Filmed Entertainment, consisting principally of feature film, television and home video production and distribution; Networks, consisting principally of cable television and broadcast networks; and Publishing, consisting principally of magazine publishing.

     Historic TW, a wholly owned subsidiary of Time Warner, has its principal executive offices at One Time Warner Center, New York, New York 10019. Historic TW is a holding company with the same business interests as Time Warner, except it does not have an ownership interest in AOL's interactive services businesses.

     TWC, an indirect wholly owned subsidiary of Time Warner, has its principal executive offices at One Time Warner Center, New York, NY 10019. TWC is a holding company with interests in publishing, cable systems, networks and filmed entertainment.

     WCI, an indirect wholly owned subsidiary of Time Warner, has its principal executive offices at One Time Warner Center, New York, New York 10019. WCI is a holding company with interests in publishing, cable systems, networks and filmed entertainment.

     TW/TAE, an indirect wholly owned subsidiary of Time Warner, has its principal executive offices at One Time Warner Center, New York, NY 10019. TW/TAE's principal business activity is holding an interest in Time Warner Telecom.

     Each of FibrCOM Holdings, LP, a Delaware limited partnership ("Fibrcom"), and Paragon Communications, a Colorado general partnership ("Paragon"), each a subsidiary of Historic TW, were included as reporting persons on the original Statement filed January 23, 2001. On March 31, 2003, in connection with the restructuring of Time Warner Entertainment Company, L.P. ("TWE"), the 4,875,000 shares of Class B Common Stock then held by Fibrcom and the 773,322 shares of Class B Common Stock then held by Paragon were transferred to WCI. As a result, neither Fibrcom nor Paragon is included as a Reporting Person in this Amendment.

     ATC, an indirect wholly owned subsidiary of Time Warner, was included as a reporting person on the original Statement filed January 23, 2001 and on Amendment No. 1 thereto filed on March 23, 2006. Upon the closing on March 29, 2006 of the sale of shares to the Underwriters pursuant to the Underwriting Agreement, ATC ceased to own any Class A Common Stock or Class B Common Stock. As a result, ATC is not included as a Reporting Person in this Amendment No. 2.

     Effective October 16, 2003, Time Warner changed its name from AOL Time Warner Inc. to Time Warner Inc. and Historic TW changed its name from Time Warner Inc. to Historic TW Inc.

     The name, business address, citizenship, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director and executive officer of each of the Reporting Persons is set forth in Annexes A through C, respectively, which Annexes are incorporated herein by reference.

     Except as described herein, during the last five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person named in Annexes A through C hereto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Except as described herein, to the best knowledge of the Reporting Persons as of the date hereof, (i) none of the Reporting Persons, nor any of the persons listed on Annexes A to C beneficially owns any shares of Class A Common Stock and (ii) there have been no transactions in the shares of Class A Common Stock or Class B Common Stock effected during the past 60 days by the Reporting Persons, nor to the best of the knowledge of the Reporting Persons, any of the persons listed on Annexes A through C.

     On March 21, 2005, pursuant to an approved settlement with the Securities and Exchange Commission (the "SEC") in connection with its investigation of Time Warner's accounting and disclosure practices, Time Warner agreed, without admitting or denying any wrongdoing, to be enjoined from future violations of certain provisions of the securities laws and to comply with a prior SEC cease-and-desist order issued to AOL in May 2000. In connection with the SEC's investigation, Wayne H. Pace (Time Warner's Chief Financial Officer) and James
W. Barge (Time Warner's Controller) also reached settlements approved by the SEC pursuant to which they each agreed, without admitting or denying the SEC's allegations, to the entry of an administrative order that they cease and desist from any future violations of certain reporting provisions of the securities laws; however, neither is subject to any suspension, bar or penalty.

     Spencer B. Hays, a director of Historic TW, TWC, WCI and TW/TAE, has reported that he has sole voting and dispositive power over 2,000 shares of Class A Common Stock of Time Warner Telecom that were purchased in the open market with personal funds more than 60 days ago.

Item 3.  Source and Amount of Funds or Other Consideration.

     In 1998, Time Warner Telecom LLC ("TWT LLC") was created as a result of a reorganization of the business telephony operations of Historic TW, TWE and a partnership between TWE, Advance and Newhouse ("TWE-A/N"). As part of that reorganization, (1) the business telephony operations conducted by Historic TW, TWE and TWE-A/N were each contributed to TWT LLC and (2) TWE's and TWE-A/N's interests therein were distributed to their partners, certain subsidiaries of Historic TW, AT&T Corporation, as successor to MediaOne of Colorado Inc. ("AT&T"), Advance and Newhouse.

     On May 10, 1999, TWT LLC, Time Warner Telecom Inc., a wholly owned subsidiary of TWT LLC ("TWT Inc."), and TW Telecom Merger Corp., a newly formed Delaware corporation, entered into an Agreement and Plan of Merger. Pursuant to the Agreement and Plan of Merger, TWT LLC and TWT Inc. merged into TW Telecom Merger Corp., and TW Telecom Merger Corp., the surviving corporation, changed its name to Time Warner Telecom Inc. (the "Reconstitution"). The holders of Class B limited liability company interests of TWT LLC became holders of Class B Common Stock of Time Warner Telecom and the holders of Class A limited liability company interests of TWT LLC became holders of Class A Common Stock of Time Warner Telecom. In the Reconstitution, the subsidiaries of Historic TW exchanged Class B limited liability company interests equaling a 62% Class B participation percentage in TWT LLC for an aggregate of 50,363,739 shares of Class B Common Stock of Time Warner Telecom.

     The description of the Agreement and Plan of Merger contained herein is qualified in its entirety by reference to the Agreement, which is attached as
Exhibit 1 to the Statement filed January 23, 2001.

     On January 11, 2001, pursuant to the Second Amended and Restated Agreement and Plan of Merger, dated as of January 10, 2000, among Time Warner, AOL, Historic TW, America Online Merger Sub Inc., a wholly owned subsidiary of Time Warner ("AOL Merger Sub"), and Time Warner Merger Sub Inc., a wholly owned subsidiary of Time Warner ("TW Merger Sub"), AOL Merger Sub was merged into AOL and TW Merger Sub was merged into Historic TW (the "Mergers"). As a result, AOL and Historic TW each became a wholly owned subsidiary of Time Warner. In addition, upon consummation of the Mergers, (i) each outstanding share of AOL Common Stock was automatically converted into one share of Time Warner Common Stock, (ii) each outstanding share of Historic TW Common Stock was automatically converted into 1.5 shares of Time Warner Common Stock and (iii) each outstanding share of Historic TW Series LMCN-V Common Stock was automatically converted into
1.5 shares of Time Warner Series LMCN-V Common Stock having terms substantially identical to those of the Historic TW Series LMCN-V common stock.

     The foregoing transaction is referred to as the "Holding Company Transaction". As a result of the Holding Company Transaction, Time Warner became the ultimate beneficial owner of the Class B Common Stock of Time Warner Telecom held by the Reporting Persons.

     On March 31, 2003, in connection with the restructuring of TWE, the 4,875,000 shares of Class B Common Stock then held by Fibrcom and the 773,322 shares of Class B Common Stock then held by Paragon were transferred to WCI.

     On March 29, 2006, in connection with the consummation of the sale of shares of Class A Common Stock pursuant to the Underwriting Agreement, ATC converted all 15,469,415 shares of Class B Common Stock then held by it into shares of Class A Common Stock that were sold to the Underwriters and TW/TAE converted 1,571,409 shares of Class B Common Stock then held by it into shares of Class A Common Stock that were sold to the Underwriters.

Item 4. Purpose of Transaction.

     Time Warner beneficially holds 33,322,915 shares of Class B Common Stock of Time Warner Telecom.

     Time Warner, Historic TW, TWC, WCI and TW/TAE review and evaluate their investment in Time Warner Telecom from time to time consistent with the contractual restrictions described in Item 6. On the basis of such review and evaluation, Time Warner, Historic TW, TWC, WCI and TW/TAE may transfer or otherwise dispose of some or all of their holdings of Time Warner Telecom securities from time to time in market transactions, private placements or otherwise or may participate in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Time Warner Telecom. Time Warner has engaged in the sale of non-strategic assets, and has indicated to Time Warner Telecom that it does not consider its investment in Time Warner Telecom to be strategic.

     The consummation of the sale of shares of Class A common stock of Time Warner Telecom by the Selling Stockholders pursuant to the Underwriting
Agreement occurred on March 29, 2006. The sale was effected pursuant to a Registration Statement on Form S-3 filed by Time Warner Telecom on March 17, 2006 (SEC File No. 333-132504-02), as supplemented by a prospectus supplement filed March 24, 2006. In connection with the sale of such Class A Common Stock, ATC converted all 15,469,415 shares of Class B Common Stock then held by it into shares of Class A Common Stock that were sold to the Underwriters, TW/TAE converted 1,571,409 shares of Class B Common Stock then held by it into shares of Class A Common Stock that were sold to the Underwriters, and Advance and Newhouse together converted an aggregate of 5,269,176 shares of Class B Common Stock then held by them into shares of Class A Common Stock that were sold to the Underwriters.

     In addition, as described in Item 6 below, pursuant to the Class B Stockholders' Agreement, as long as the Reporting Persons beneficially own at least 13.34% of the total outstanding common stock of Time Warner Telecom, the Reporting Persons have the ability to appoint four directors to the board of directors of Time Warner Telecom.

     Other than as reported in this Item 4, none of the Reporting Persons has any current plans or proposals that relate to or would result in (i) the acquisition or disposition of securities of Time Warner Telecom; (ii) initiating an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Time Warner Telecom or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of Time Warner Telecom or any of its subsidiaries; (iv) any change in the present board of directors or management of Time Warner Telecom including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of Time Warner Telecom; (vi) initiating any other material change in Time Warner
Telecom's business or corporate structure; (vii) changes in Time Warner Telecom's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of Time Warner Telecom by any person; (viii) causing a class of securities of Time Warner Telecom to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities of Time Warner Telecom to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated in clauses (i) through (ix) of this sentence.

     However, as set forth above in this Item 4, Time Warner does not consider its investment in Time Warner Telecom to be strategic and, subject to the restrictions described in Item 6 below, the Reporting Persons may transfer or otherwise dispose of some or all of their holdings of Time Warner Telecom securities from time to time in the future.

Item 5. Interest in Securities of the Issuer.

     The Reporting Persons directly own the following shares of Class B Common Stock of Time Warner Telecom:

                                              Class A
              Reporting Person              Common Stock
              ----------------              ------------

        Warner Communications Inc.            28,159,106
        Time Warner Companies, Inc.            3,367,609
        TW/TAE,Inc.                            1,796,200

     In addition, each Reporting Person listed above beneficially owns an equal number of shares of Class A Common Stock by virtue of that party's ownership of Class B Common Stock, which is convertible at any time on a share-for-share basis into Class A Common Stock.

     Because each of the Reporting Persons listed above is an indirect wholly owned subsidiary of Time Warner, Time Warner may be deemed to be the indirect beneficial owner of the shares of Class B Common Stock (and Class A Common Stock due to the conversion explained above) owned by such Reporting Persons. Accordingly, Time Warner and the Reporting Persons, as a group, beneficially own 33,322,915 shares of Class B Common Stock and an equal number of shares of Class A Common Stock (due to the conversion right) and may be deemed to share voting and dispositive power.

     Because of the provisions of the Class B Stockholders' Agreement, described in Item 6 below, relating to the voting and disposition of the Class B Common Stock by Time Warner, Advance and Newhouse (together with the Reporting Persons, the "Existing Stockholders"), the Existing Stockholders may be deemed to constitute a "group". The Existing Stockholders collectively have beneficial ownership of 43,626,658 shares of Class B Common Stock (and 43,626,658 shares of Class A Common Stock, based upon conversion of the Class B Common Stock). The Reporting Persons disclaim beneficial ownership of any of the shares owned by Advance or Newhouse.

     No director or executive officer of Time Warner, Historic TW, TWC, WCI or TW/TAE owns shares of common stock of Time Warner Telecom, other than Spencer B. Hays, a director of Historic TW, TWC, WCI and TW/TAE, who has reported that he has sole voting and dispositive power over 2,000 shares of Class A Common Stock of Time Warner Telecom that were purchased in the open market with personal funds.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Class B Stockholders Agreement
         ------------------------------

     The Reporting Persons are party to the Class B Stockholders' Agreement, which was entered into when Time Warner Telecom was reconstituted as a corporation from a limited liability company in May 1999. The Class B Stockholders' Agreement was amended on July 19, 2000. AT&T, a former Class B Stockholder, converted its Class B Common Stock into Class A Common Stock during 2001 and subsequently sold or transferred all of its Class A Common Stock. The following summary description of the Class B Stockholders' Agreement does not purport to be complete and is qualified in its entirety by reference to the text of such agreement, which is attached as Exhibit 2 to the original Statement filed on January 23, 2001, and to the first amendment to the Class B Stockholders' Agreement, which is filed as
Exhibit 4.2 to Time Warner Telecom's Annual Report on Form 10-K for the year ended December 31, 2000 and incorporated by reference herein. Additionally, there can be no assurance that the Existing Stockholders will not cause the Class B Stockholders' Agreement to be amended, waived or terminated or cause Time Warner Telecom to waive any provision of such agreement.

     Under the Class B Stockholders' Agreement, the Reporting Persons have the right to designate four nominees for the Time Warner Telecom Board of Directors. Advance and Newhouse (the "Advance/Newhouse stockholder group") have the right to designate one board member. The ability of the Reporting Persons and the Advance/Newhouse stockholder group to designate any nominees depends on the identity of the particular stockholder and the percentage of shares of common stock owned by them. As of the date hereof, the Reporting Persons (as a group) and the Advance/Newhouse stockholder group must each beneficially own at least 6.68% of Time Warner Telecom's total outstanding common stock, including Class A Common Stock and Class B Common Stock (the "TWTC Common Stock"), to appoint one director. The Reporting Persons are entitled to nominate four directors so long as they beneficially own at least 13.34% of the TWTC Common Stock. If the Reporting Persons beneficially own less than 13.34% of the TWTC Common Stock, the number of directors they may nominate decreases proportionally with their ownership of the TWTC Common Stock until they beneficially own less than 6.68%. The Advance/Newhouse stockholder group is entitled to nominate one director as long as it beneficially owns at least 6.68% of the TWTC Common Stock. Neither the Reporting Persons (as a group) nor the Advance/Newhouse stockholder group has the right to designate nominees if it beneficially owns less than 6.68% of the TWTC Common Stock. These percentages will continue to adjust from time to time if Time Warner Telecom issues additional shares of TWTC Common Stock or takes actions such as stock splits or recapitalizations so as to maintain the same relative rights.

     The Class B Stockholders' Agreement requires the holders of Class B Common Stock to vote their shares in favor of the following nominees to the Time Warner Telecom Board of Directors:

     o the nominees selected by the holders of Class B Common Stock as previously described;

     o    the Chief Executive Officer of the Company; and

     o three nominees who are not affiliated with the Company or any holder of Class B Common Stock and are approved by the directors other than the CEO and the independent directors.

     The Class B Stockholders' Agreement prohibits the Class B Stockholders from any transfer of Class B Common Stock, unless expressly permitted by the agreement. In addition, the Class B Stockholders' Agreement prohibits any of the Class B Stockholders from entering into voting agreements relating to the Class B Common Stock with any third party.

     If a holder of Class B Common Stock wants to sell all of its Class B Common Stock pursuant to a bona fide offer from an unaffiliated third party, that stockholder must give notice (the "Refusal Notice") to all holders of Class B Common Stock. The Refusal Notice must contain the identity of the offeror and an offer to sell the stock to the other Class B stockholders on the same terms and subject to the same conditions as the offer from the third party. The non-selling holders of Class B Common Stock will have the right to purchase pro rata all, but not less than all, of the Class B Common Stock. If the non-selling holders fail to exercise their right to purchase all of the shares, the selling Class B stockholder is free, for a period of 90 days, to sell the shares of Class B Common Stock (as shares of Class B Common Stock) to the third party offeror on terms and conditions no less favorable to the selling Class B stockholder than those contained in the Refusal Notice. A Class B stockholder may transfer all of its right to nominate Class B nominees for election to the Board of Directors if it sells all of its shares of Class B Common Stock. If Time Warner wants to sell all of its Class B Common Stock and its Class A Common Stock that represent more than one-third of the outstanding shares of TWTC Common Stock, the other holders of Class B Common Stock will have certain "tag-along" rights. These rights provide them the right to sell their shares of Class A Common Stock and Class B Common Stock on a pro rata basis along with, and on the same terms and conditions as, Time Warner. In that sale, Time Warner (and any other stockholder transferring all of its shares of Class B Common Stock) will have the right to transfer its right to nominate Class B nominees for election to the Board of Directors.

     Except for transfers to affiliates and the other transfers described above, all shares of Class B Common Stock must be converted to Class A Common Stock immediately prior to any direct transfer or certain indirect transfers of Class B Common Stock. In addition, except for transfers described in the paragraph above, a stockholder will not have the right to transfer its right to nominate Class B nominees. A Class B stockholder that spins off to its stockholders a company holding its shares of Class B Common Stock (as well as other assets) is not required to convert its shares into Class A Common Stock and its right to nominate Class B nominees to the Board of Directors will not terminate.

         Lockup Agreement
         ----------------

     In connection with the sale of Class A Common Stock by Selling Stockholders, the Selling Stockholders agreed, without the prior written consent of Deutsche Bank Securities Inc. and Morgan Stanley & Co. Incorporated, not to, during the period ending 90 days immediately after March 23, 2006:

     o offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of TWTC Common Stock or any securities convertible into or exercisable or exchangeable for TWTC Common Stock;

     o enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of TWTC Common Stock; or

     o file any registration statement with the SEC relating to the offering of any shares of TWTC Common Stock or any securities convertible into or exercisable or exchangeable for TWTC Common Stock;

whether any transaction described above is to be settled by delivery of TWTC Common Stock or such other securities, in cash or otherwise.

     The restrictions described in the preceding paragraph do not apply to:

     o the issuance and sale of the Class A Common Stock offered by the prospectus supplement relating to the sale of the shares;

     o the sale by any Time Warner Telecom directors and officers of shares of Time Warner Telecom Class A Common Stock through existing Time Warner Telecom Rule 10b5-1 plans as in effect on March 16, 2006;

     o the transfer by any Time Warner Telecom directors and officers as a bona fide gift of Time Warner Telecom Class A Common Stock, provided that the transferee agrees to be bound by such restrictions and certain other conditions are satisfied;

     o direct or indirect transfers or disposals by any of the Selling Stockholders of shares of TWTC Common Stock or any security convertible into or exercisable or exchangeable for TWTC Common Stock, provided that the transferee (if other than Time Warner Telecom) agrees to be bound by such restrictions;

     o the tender by any of the Selling Stockholders of their shares of TWTC Common Stock into a tender offer for all of the shares of TWTC Common Stock or the direct or indirect transfer or disposal of shares of TWTC Common Stock or any security convertible into or exercisable or exchangeable for TWTC Common Stock as part of a business combination transaction involving Time Warner Telecom; or

     o certain transactions by any person other than Time Warner Telecom relating to shares of Time Warner Telecom Class A Common Stock or other securities acquired in open market transactions after the completion of the sale of the shares in the offering described in the prospectus supplement.


Item 7.   Material to Be Filed as Exhibits.

         Exhibit 1:    Agreement and Plan of Merger dated as of May
                       10, 1999 (incorporated by reference to Exhibit 2.1 to Time Warner Telecom's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (File No. 0-30218)).

         Exhibit 2: Stockholders Agreement dated as of May 10, 1999 (incorporated by reference to Exhibit 4.1 to Time Warner Telecom Registration Statement on Form S-1 (Registration No. 333-49439)).

         Exhibit 3:    Amendment, dated July 19, 2000, to the
                       Stockholders Agreement (incorporated by reference to Exhibit 4.2 to Time Warner Telecom's Annual Report on Form 10-K for the year ended December 31, 2000).

         Exhibit 4:    Joint filing Agreement among Time Warner,
                       Historic TW, TWC, WCI, ATC, TW/TAE, Paragon and Fibrcom (incorporated by reference to the Schedule 13D filed by the Reporting Persons on January 23,
                       2001).

                                    Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:  March 31, 2006

                                             TIME WARNER INC.


                                             By /s/ Raymond G. Murphy
                                                -----------------------------
                                                Name:  Raymond G. Murphy
                                                Title: Senior Vice President
                                                and Treasurer


                                             HISTORIC TW INC.


                                             By /s/ Raymond G. Murphy
                                                -----------------------------
                                                Name:  Raymond G. Murphy
                                                Title: Senior Vice President
                                                and Treasurer


                                             TIME WARNER COMPANIES, INC.


                                             By /s/ Raymond G. Murphy
                                                -----------------------------
                                                Name:  Raymond G. Murphy
                                                Title: Senior Vice President
                                                and Treasurer

                                             WARNER COMMUNICATIONS INC.

                                             By /s/ Raymond G. Murphy
                                                -----------------------------
                                                Name:  Raymond G. Murphy
                                                Title: Senior Vice President
                                                and Treasurer


                                             TW/TAE, INC


                                             By /s/ Raymond G. Murphy
                                                -----------------------------
                                                Name:  Raymond G. Murphy
                                                Title: Senior Vice President
                                                and Treasurer

                                     ANNEX A

     The following is a list of the directors and executive officers of Time Warner Inc. ("Time Warner"), setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. Unless otherwise noted, to the best knowledge of Time Warner, each person is a citizen of the United States of America.

Directors





                                                                      Principal Occupation or
Name                                     Office                       Employment and Address
----                                     ------                       -----------------------

James L. Barksdale                       Director                     Chairman and President,
                                                                      Barksdale Management Corporation
                                                                      (private investment management company)
                                                                      c/o Time Warner*

Stephen F. Bollenbach                    Director                     Co-Chairman and Chief Executive Officer,
                                                                      Hilton Hotels Corporation
                                                                      (hotel ownership and management)
                                                                      c/o Hilton Hotels Corporation
                                                                      9396 Civic Center Drive
                                                                      Beverly Hills, CA  90210

Frank J. Caufield                        Director                     Co-Founder and General Partner,
                                                                      Kleiner Perkins Caufield & Byers
                                                                      (a venture capital partnership)
                                                                      2750 Sand Hill Road
                                                                      Menlo Park, CA  94025

Robert C. Clark                          Director                     Distinguished Service Professor,
                                                                      Harvard University
                                                                      1575 Massachusetts Avenue
                                                                      Cambridge, MA 02138

Jessica P. Einhorn                       Director                     Dean,
                                                                      Paul H. Nitze School of Advanced International
                                                                      Studies at The Johns Hopkins University
                                                                      The Nitze Building
                                                                      1740 Massachusetts Ave, NW
                                                                      Washington, D.C. 20036


*The business address of Time Warner, Historic TW, TWC, WCI and TW/TAE is One
Time Warner Center, New York, NY 10019.

                                       22



                                                                      Principal Occupation or
Name                                     Office                       Employment and Address
----                                     ------                       -----------------------

Miles R. Gilburne                        Director                     Managing Member,
                                                                      ZG Ventures L.L.C.
                                                                      (private investment management company)
                                                                      1250 Connecticut Avenue
                                                                      Washington, D.C. 20036

Carla A. Hills                           Director                     Chairman and Chief Executive Officer
                                                                      Hills & Company
                                                                      (international trade and
                                                                      investment consultants)
                                                                      1200 19th Street, NW
                                                                      Washington, DC 20036

Reuben Mark                              Director                     Chairman and Chief Executive Officer
                                                                      Colgate-Palmolive Company
                                                                      (consumer products)
                                                                      300 Park Avenue
                                                                      New York, NY 10022

Michael A. Miles                         Director                     Special Limited Partner,
                                                                      Forstmann Little & Company,
                                                                      (private investment firm)
                                                                      1350 Lake Road
                                                                      Lake Forest, IL  60045

Kenneth J. Novack                        Director                     Senior Counsel,
                                                                      Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, PC
                                                                      (law firm)
                                                                      One Financial Center
                                                                      Boston, MA 02111

Richard D. Parsons                       Chairman of the Board and    Chairman of the Board and Chief Executive Officer of
                                         Chief Executive Officer      Time Warner*

R. E. Turner                             Director                     Founder, Turner Broadcasting System, Inc.,
                                                                      Principal, Turner Enterprises Inc.
                                                                      (private investment firm)
                                                                      133 Luckie Street
                                                                      Atlanta, GA  30303

Francis T. Vincent, Jr.                  Director                     Chairman
                                                                      Vincent Enterprises
                                                                      (private investment firm)
                                                                      290 Harbor Drive
                                                                      Stamford, CT 06902

Deborah C. Wright                        Director                     Chairman of the Board, President and
                                                                      Chief Executive Officer,
                                                                      Carver Bancorp, Inc. and Carver Federal Savings Bank
                                                                      (banking)
                                                                      75 West 125 Street
                                                                      New York, NY 10027-4512

                                       23



*The business address of Time Warner, Historic TW, TWC, WCI and TW/TAE is One
Time Warner Center, New York, NY 10019.

                                       24


Executive Officers Who Are Not Directors
----------------------------------------


                                                                                     Principal Occupation and
Name                                        Office                                   Employment Address
----                                        ------                                   ------------------

Jeffrey L. Bewkes                           President and Chief                      President and Chief Operating Officer
                                            Operating Officer                        Time Warner*

Paul T. Cappuccio                           Executive Vice President and General     Executive Vice President and
                                            Counsel                                  General Counsel,
                                                                                     Time Warner*

Wayne H. Pace                               Executive Vice President and Chief       Executive Vice President and Chief
                                            Financial Officer                        Financial Officer,
                                                                                     Time Warner*

Edward A. Adler                             Executive Vice President,                Executive Vice President,
                                            Corporate Communications                 Corporate Communications,
                                                                                     Time Warner*

Patricia Fili-Krushel                       Executive Vice President,                Executive Vice President,
                                            Administration                           Administration,
                                                                                     Time Warner*

Carol Melton                                Executive Vice President, Global         Executive Vice President, Global
                                            Public Policy                            Public Policy,
                                                                                     Time Warner*

Olaf Olafsson**                             Executive Vice President                 Executive Vice President,
                                                                                     Time Warner*


*The business address of Time Warner, Historic TW, TWC, WCI and TW/TAE is One
Time Warner Center, New York, NY 10019.


** Citizen of Iceland.


                                     ANNEX B

The following is a list of the directors and executive officers of Historic TW, TWC and WCI setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. Unless otherwise noted, to the best knowledge of Historic TW, TWC and WCI, each person is a citizen of the United States of America.




                                                                                Principal Occupation or
Name                                    Office                                  Employment and Address
----                                    ------                                  ----------------------

Spencer B. Hays                         Director, Senior Vice President         Senior Vice President and Deputy
                                                                                General Counsel,
                                                                                Time Warner*

Paul T. Cappuccio                       Director, Executive Vice President      Executive Vice President and General
                                                                                Counsel,
                                                                                Time Warner*

James W. Barge                          Director, Sr. Vice President and        Sr. Vice President and Controller,
                                        Controller                              Time Warner*

Richard D. Parsons                      Chairman and Chief Executive Officer    Chairman of the Board and Chief
                                                                                Executive Officer,
                                                                                Time Warner*

Jeffrey L. Bewkes                       President and Chief Operating Officer   President and Chief Operating Officer,
                                                                                Time Warner*

Wayne H. Pace                           Executive Vice President and Chief      Executive Vice President and Chief
                                        Financial Officer                       Financial Officer,
                                                                                Time Warner*

Edward A. Adler                         Executive Vice President                Executive Vice President,
                                                                                Corporate Communications,
                                                                                Time Warner*

Patricia Fili-Krushel                   Executive Vice President                Executive Vice President,
                                                                                Administration,
                                                                                Time Warner*

Carol Melton                            Executive Vice President                Executive Vice President, Global
                                                                                Public Policy,
                                                                                Time Warner*

Olaf Olafsson**                         Executive Vice President                Executive Vice President,
                                                                                Time Warner*



*The business address of Time Warner, Historic TW, TWC, WCI and TW/TAE is One Time Warner Center, New York, NY 10019.

** Citizen of Iceland

                                       27
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                                     ANNEX C
                                     -------


The  following  is a list of the  directors  and  executive  officers of TW/TAE, setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. To the best knowledge of TW/TAE, each person is a citizen of the United States of America.

                                                       Principal Occupation or
Name                     Office                        Employment and Address
----                     ------                        ----------------------

Spencer B. Hays          Director, Senior Vice          Senior Vice President
                         President                      and Deputy General
                                                        Counsel,
                                                        Time Warner*

Paul T. Cappuccio        Director, Executive            Executive Vice President
                         Vice President                 and General Counsel,
                                                        Time Warner*

James W. Barge           Director, Sr. Vice             Sr. Vice President and
                         President and Controller       Controller,
                                                        Time Warner*

Richard D. Parsons       President                      Chairman of the Board
                                                        and Chief Executive
                                                        Officer,
                                                        Time Warner*


*The business address of Time Warner, Historic TW, TWC, WCI and TW/TAE is One Time Warner Center, New York, NY 10019.

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